Filed Pursuant to Rule 433

Registration No. 333-205139

November 17, 2015

Pricing Term Sheet

Issuer:	Ameren Corporation
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1 (stable) / BBB (stable) / BBB+ (stable)
Trade Date:	November 17, 2015
Settlement Date:	November 24, 2015 (T+5)**

Issue:	2.700% Senior Notes due 2020 (the “2020 Notes”)	3.650% Senior Notes due 2026 (the “2026 Notes”)
Offering Size:	$350,000,000	$350,000,000
Coupon:	2.700%	3.650%
Maturity Date:	November 15, 2020	February 15, 2026
Treasury Benchmark:	1.375% due October 31, 2020	2.25% due November 15, 2025
US Treasury Spot:	98-21+	99-29
US Treasury Yield:	1.655%	2.261%
Spread to Treasury:	105 basis points	140 basis points
Re-offer Yield:	2.705%	3.661%
Price to Public (Issue Price):	99.977%	99.911%
Gross Proceeds:	$349,919,500	$349,688,500
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016.	February 15 and August 15, commencing February 15, 2016.
Optional Redemption:

Prior to October 15, 2020 (the “2020 Notes Par Call Date”), the 2020 Notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes being redeemed on that redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes being redeemed that would be payable if such 2020 Notes matured on the 2020 Notes Par Call Date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate,

Prior to November 15, 2025 (the “2026 Notes Par Call Date”), the 2026 Notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2026 Notes being redeemed on that redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Notes being redeemed that would be payable if such 2026 Notes matured on the 2026 Notes Par Call Date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate, plus 20 basis points; plus, in each case, accrued and unpaid interest thereon to the redemption date. On or after the 2020 Notes Par Call Date, the 2020 Notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the 2020 Notes being redeemed on that redemption date plus accrued and unpaid interest thereon to the redemption date.

plus 25 basis points; plus, in each case, accrued and unpaid interest thereon to the redemption date. On or after the 2026 Notes Par Call Date, the 2026 Notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the 2026 Notes being redeemed on that redemption date plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	023608 AF9 / US023608AF92	023608 AG7 / US023608AG75
Joint Book-Running Managers:	Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc.
Co-managers:

BNP Paribas Securities Corp., KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., CastleOak Securities, L.P., Drexel Hamilton, LLC and Samuel A. Ramirez & Company, Inc.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 17, 2015.

* A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** The Issuer expects to deliver the Senior Notes against payment for the Senior Notes on or about the Settlement Date specified above, which will be the fifth business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Senior Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Senior Notes are expected to initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.